Exhibit (a)(5)(K)
Revlon Extends Exchange Offer Until September 24, 2009
NEW YORK—(BUSINESS WIRE)— Revlon, Inc. (NYSE: REV) has extended the expiration date of its previously-announced exchange offer, in which each issued and outstanding share of Revlon Class A common stock may be exchanged on a voluntary basis for one share of a newly-issued series of Revlon preferred stock (the “Exchange Offer”).
The deadline for tendering shares of Revlon Class A common stock in exchange for shares of Revlon preferred stock has been extended from 5:00 p.m., New York City time, on September 17, 2009 to 5:00 p.m., New York City time, on September 24, 2009, unless further extended.
The Company has been advised that as of 5:00 p.m., New York City time, on September 17, 2009 approximately 8,583,248 shares of Revlon Class A common stock had been tendered in the Exchange Offer.
Additional Information and Where to Find It
This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Revlon common stock, nor an offer to sell nor a solicitation of an offer to purchase any shares of Revlon preferred stock. The solicitation of offers to exchange shares of Revlon Class A common stock for shares of Revlon preferred stock is being made pursuant to a tender offer statement on Schedule TO (including an offer to exchange, a letter of transmittal and related materials) that Revlon filed with the SEC on August 10, 2009, as amended on August 11, 2009, August 19, 2009, August 27, 2009, September 3, 2009, September 11, 2009 and on September 18, 2009, as they may be further amended. Revlon stockholders are strongly advised to read the tender offer statement on Schedule TO (and related materials, including the offer to exchange), as they may be amended from time to time, as they contain important information. Revlon stockholders may obtain a free copy of these statements and other documents filed by Revlon with the SEC at the website maintained by the SEC at www.sec.gov.
The exchange agent for the Exchange Offer is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, telephone: (877) 777-0800. In addition, the tender offer statement and related materials may be obtained for free by calling D.F. King & Co., Inc., the information agent for the exchange offer, toll-free at (800) 949-2583. Banks and brokerage firms please call D.F. King & Co., Inc. collect at: (212) 269-5550. Holders of Class A common stock may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Exchange Offer. In addition, the tender offer statement and related materials may be obtained for free by directing such requests to the Company’s Secretary, at Revlon, Inc., 237 Park Avenue, 14th Floor, New York, NY 10017, attention: Michael T. Sheehan (or via email to michael.sheehan@revlon.com).
About Revlon
Revlon is a worldwide cosmetics, hair color, beauty tools, fragrances, skincare, anti-perspirants/deodorants and beauty care products company. The Company’s vision is to provide glamour, excitement and innovation to consumers through high-quality products at affordable prices. Websites featuring current product and promotional information can be reached at www.revlon.com, www.almay.com and www.mitchumman.com. Corporate and investor relations information can be accessed at www.revloninc.com. The Company’s brands, which are sold worldwide, include Revlon®, Almay®, ColorSilk®, Mitchum®, Charlie®, Gatineau® and Ultima II®.
Contacts
Revlon, Inc.
Steven Berns, +1-212-527-5181
Executive Vice President and Chief Financial Officer
Source: Revlon, Inc.